Town & Country Appraisal Service, Inc.

710 Westbridge Street

PO Box 1041

Blackfoot, ID 83221

August 17, 2009

Mark Rakip
Staff Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Town & Country Appraisal Service

Form 8K

Filed August 14, 2009

File Number 0-53214

Dear Mr. Rakip:

In your comment on our recent Form 8K filed August 14, 2009, you asked in reference to Item 4.01 Changes in Registrants Certifying Accountant as follows:

1.

“Please clarify whether during the two most recent fiscal years or any subsequent interim period, you (or someone on your behalf) consulted with Seale & Beers, CPAs, LLC, your newly engaged accountant, regarding the either: the application of accounting principles to a specific transaction, either completed or proposed; or the type of audit opinion that might be rendered on the registrant’s financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of  a disagreement (as defined in paragraph 304(a)(1)(iv) and the related instructions to this item) or a reportable event (as described in paragraph 304(a)(1)(v)).  Please refer to Item 304(a)(2) of Regulation S-K”

In response, please see our amended and updated 8K/A, which we believe includes the requested information.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ John S. Chidester

John S. Chidester
President